Norampac Reports Its Third Quarter Results

Saint-Bruno, Quebec - October 23, 2006 ----- Norampac Inc. ("Norampac") reports a net income of $24.3 million or $26.1 million excluding specific items1 for the quarter ended September 30, 2006. This compares to a net loss of $11 million or a net income excluding specific items of $3.6 million for the same period in 2005.

Consolidated selected information

(In millions of Canadian dollars)

	Third quarter		Second quarter
	2006	2005	2006
Sales	328.0	319.5	326.1
Operating income (loss)[1]	41.2	(20.6)	31.1
Operating income excluding specific items[1]	43.6	9.1	30.0
Net income (loss)	24.3	(11.0)	32.7
Net income excluding specific items[1]	26.1	3.6	28.3

1 - See note on Supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "Despite the continued strength of the Canadian dollar, we again succeeded in improving our profitability due to the recent price increases for our products combined with lower fibre, energy and freight costs". He also added: "Following an in-depth review of all our containerboard paper mills, we decided to proceed with the closure of our Red Rock unbleached kraft linerboard mill, for an indefinite period of time which became effective on October 3, 2006. This decision was taken to mitigate the prevailing negative impact of several economic factors".

Quarterly Highlights

  Compared to last years corresponding quarter, profitability improved due to better selling prices combined with lower fibre, energy, maintenance and freight costs, partially offset by a stronger Canadian dollar;
  Compared to the second quarter of 2006, profitability improved due to better selling prices combined with lower maintenance costs, partially offset by a stronger Canadian dollar and higher fibre costs;
  The Companys North American primary mill capacity utilisation rate was 97% up from 92% in 2005; and
  On August 30, 2006, we announced the closure of our Red Rock unbleached kraft linerboard mill for an indefinite period of time which became effective on October 3, 2006.

Sales amounted to $328 million in the third quarter of 2006, compared to $320 million for the corresponding quarter in 2005. Compared to the third quarter of 2005, shipments of containerboard in the third quarter of 2006 were down by 1.3 % but up by 8.3 % if we do not take into account the volume in 2005 coming from the permanent closure of our paper machine no.1 at Red Rock in September 2005. Shipments of corrugated products for the third quarter of 2006 were approximately at the same level as the third quarter of 2005. Selling prices increased for both the containerboard and the corrugated products segments resulting from the recent market price increases, but were again impacted by a stronger Canadian dollar.

Operating income excluding specific items amounted to $43.6 million in the third quarter of 2006, compared to $9.1 million for the corresponding quarter in 2005. The increase in operating income excluding specific items is mainly attributable to higher selling prices for both the containerboard and the corrugated products segments combined with lower fibre, energy, maintenance and freight costs but were again impacted by a stronger Canadian dollar.

Nine-month period ended September 30

Net income for the nine-month period ended September 30, 2006 was $62.2 million or $55.9 million of net income excluding specific items. This compares to net income of $8.1 million or $24.9 million of net income excluding specific items for the same period in 2005.

For the nine-month period ended September 30, 2006, sales were $959 million compared to $981 million for the same period in 2005. For the nine-month period ended September 30, 2006, shipments for both the containerboard and the corrugated products segments were approximately at the same level as the same period in 2005.

For the nine-month period ended September 30, 2006, operating income excluding specific items amounted to $82.7 million, compared to $52.4 million for the same period in 2005. If we compare the two nine-month periods, the increase is mainly related to higher selling prices for both the containerboard and the corrugated products segments combined with lower fibre, energy and freight costs, but was again impacted by a stronger Canadian dollar ..

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above-mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the following table. This table also reconciles the specific items to their nearest measure as computed in the statement of earnings:

(In millions of Canadian dollars)

	Third quarter		Second quarter
	2006	2005	2006
Net income (loss)	24.3	(11.0)	32.7
Income tax expense (recovery)	10.2	(9.2)	(3.5)
Interest	6.4	5.4	6.1
Amortization of financing costs	0.3	0.4	0.3
Foreign exchange gain on long term debt	-	(6.2)	(4.5)

Operating income (loss)	41.2	(20.6)	31.1
Specific items:
Unrealized loss (gain) on derivative financial instruments	1.1	6.3	(2.2)
Closure and restructuring costs	0.1	9.1	0.4
Net loss on disposal of property, plant and equipment	1.2	0.8	0.7
Write-down on property, plant and equipment	-	13.5	-
Operating income excluding specific items	43.6	9.1	30.0
Net income (loss)	24.3	(11.0)	32.7
Specific items:
Unrealized loss (gain) on derivative financial instruments net of related income taxes	0.7	4.2	(1.5)
Closure and restructuring costs net of related income taxes	0.1	6.0	0.3
Net loss on disposal of property, plant and equipment net of related income taxes	1.0	0.7	0.6
Write-down on property, plant and equipment net of related income taxes	-	8.9	-
Foreign exchange gain on long-term debt net of related income taxes	-	(5.2)	(3.8)

Net income excluding specific items	26.1	3.6	28.3

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.45 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX, NYSE) and Cascades Inc. (symbol: CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2005.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "Supplemental information on non-GAAP measures" section, which is part to the Company's financial statements.

Information: Source:

Geneviève Boyer Communications Coordinator Norampac Inc. (450) 461-8611	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (450) 461-8641 "mailto:charles_smith@norampac.com">charles_smith@norampac.com

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at September 30, 2006	As at December 31, 2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	10,308	27,156
Accounts receivable and prepaid expenses	229,734	202,476
Income and other taxes receivable	-	2,384
Inventories	144,918	138,537
	384,960	370,553
Property, plant and equipment	833,651	860,574
Goodwill	215,009	229,537
Other assets	49,253	33,285
	1,482,873	1,493,949
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank balances	15,147	14,509
Trade accounts payable and accrued liabilities	165,679	169,152
Income and other taxes payable	10,751	-
Current portion of long-term debt	454	455
	192,031	184,116
Long-term debt	367,709	412,268
Future income taxes	146,119	154,075
Other liabilities	49,852	59,180
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	1,108	863
Retained earnings	174,209	131,984
Cumulative translation adjustments	(8,155)	(8,537)
	727,162	684,310
	1,482,873	1,493,949

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Sales	327,949	319,511	958,980	981,299
Cost of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization shown below)	232,580	256,110	711,786	764,205
Loss (gain) on derivative financial instruments (Note 2 )	2,797	5,929	(2,644)	10,240
Selling and administrative expenses	31,510	35,684	101,460	106,109
Depreciation and amortization	18,465	18,935	57,710	57,824
Closure and restructuring costs (Note 4)	146	9,077	1,590	10,230
Net loss (gain) on disposal of property, plant and equipment	1,223	809	1,864	(6,163)
Write-down on property, plant and equipment	-	13,517	-	17,807
	286,721	340,061	871,766	960,252
Operating income (loss)	41,228	(20,550)	87,214	21,047

Financial expenses
Interests	6,408	5,429	19,609	16,981
Amortization of financing costs	296	372	939	1,117
Foreign exchange loss (gain) on long-term debt	26	(6,237)	(4,358)	(3,635)
	6,730	(436)	16,190	14,463
	34,498	(20,114)	71,024	6,584
Income tax expense (recovery)	10,227	(9,168)	8,799	(1,099)
	24,271	(10,946)	62,225	7,683
Share of income of equity- accounted investments	-	-	-	464
Net income (loss) for the period	24,271	(10,946)	62,225	8,147

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars)

(unaudited)
	For the nine-month period
	ended September 30,
	2006	2005

Balance, at beginning of period	131,984	202,204
Net income for the period	62,225	8,147
Dividend paid during the period	(20,000)	(30,000)
Balance, at end of period	174,209	180,351
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Cash flows from:

Operating activities
Net income (loss) for the period	24,271	(10,946)	62,225	8,147
Adjustments for:
Depreciation and amortization	18,465	18,935	57,710	57,824
Future income taxes	(1,509)	(5,700)	(9,978)	(10,394)
Loss (gain) on disposal of property, plant and equipment	1,223	809	1,864	(6,163)
Write-down on property, plant and equipment	-	13,517	-	17,807
Closure and restructuring costs Note 4)	146	9,077	1,590	10,230
Foreign exchange loss (gain) on long term debt	26	(6,237)	(4,358)	(3,635)
Share of income of equity- accounted investments	-	-	-	(464)
Unrealized loss (gain) on derivative financial instruments	1,146	6,293	(7,986)	9,599
Other	(3,308)	730	(4,526)	1,640
Cash flow from operations	40,460	26,478	96,541	84,591
Changes in non-cash working capital components	(9,153)	939	(24,699)	(4,217)
Payments of closure and restructuring costs	(81)	(892)	(4,655)	(1,971)
	31,226	26,525	67,187	78,403
Financing activities
Net change in revolving bank credit facility	(22,110)	(8,513)	(33,454)	13,347
Increase in long-term debt	1,700	-	1,700	-
Repayments of long-term debt	(181)	(226)	(440)	(1,126)
Costs related to the renewal of a revolving bank credit facility	-	-	(535)	-
Net change in excess of outstanding cheques over bank balances	(6,645)	2,531	637	(15,566)
Dividend paid	-	-	(20,000)	(30,000)
	(27,236)	(6,208)	(52,092)	(33,345)
Investing activities
Additions to property, plant and equipment	(8,845)	(11,750)	(37,014)	(37,309)
Proceeds from disposals of property, plant and equipment	1,019	39	1,785	8,919

Adjustment on business acquisition, net of cash and cash equivalents(Note 5)	3,458	-	3,458	-
Other assets, net	(443)	(33)	86	(22)
	(4,811)	(11,744)	(31,685)	(28,412)
Change in cash and cash equivalents during the period	(821)	8,573	(16,590)	16,646

Translation adjustment with respect
to cash and cash equivalents	(77)	(1,308)	(258)	(1,122)
Cash and cash equivalents at beginning of period	11,206	21,778	27,156	13,519
Cash and cash equivalents at end of period	10,308	29,043	10,308	29,043
Supplemental information
Cash and cash equivalents paid (received) for:
Interest	1,168	274	12,697	11,622
Income taxes	(677)	4,544	(183)	13,863

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Sales
Containerboard	174,134	157,391	510,315	511,745
Corrugated products	264,355	248,852	765,836	747,906
Total for reportable segments	438,489	406,243	1,276,151	1,259,651
Other activities and unallocated amounts	21,786	20,548	59,399	61,410
Intersegment sales	(132,326)	(107,280)	(376,570)	(339,762)
Consolidated sales	327,949	319,511	958,980	981,299

Operating income (loss) before
depreciation and amortization
Containerboard	24,514	(29,362)	59,002	(10,482)
Corrugated products	24,334	21,632	69,731	73,533
Total for reportable segments	48,848	(7,730)	128,733	63,051
Other activities and unallocated amounts	10,845	6,115	16,191	15,820

Consolidated operating income (loss) before depreciation and amortization	59,693	(1,615)	144,924	78,871
Depreciation and amortization	18,465	18,935	57,710	57,824
Consolidated operating income (loss)	41,228	(20,550)	87,214	21,047

Additions to property, plant and equipment
Containerboard	3,535	7,040	18,932	13,444
Corrugated products	3,791	3,609	15,431	15,322
Total for reportable segments	7,326	10,649	34,363	28,766
Other activities and unallocated amounts	1,519	1,101	2,651	8,543
Consolidated additions to property, plant and equipment	8,845	11,750	37,014	37,309

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at September 30, 2006 and December 31, 2005 as well as its results of operations and its cash flow for the three-month periods and nine-month periods ended September 30, 2006 and 2005.

The interim consolidated financial statements and notes do not contain all disclosures in annual financial statements. Accordingly, they should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

Note 2 Loss (gain) on derivative financial instruments

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Unrealized loss (gain) on derivative financial instruments(a)	1,453	6,674	(7,057)	11,053
Realized loss (gain) on derivative financial instruments	(352)	(364)	3,339	641
Amortization of transitional deferred unrealized gain	(307)	(381)	(929)	(1,454)

	794	5,929	(4,647)	10,240

(a) Including a $2.003 million (2005-nil) unrealized gain on derivative financial instruments reflected in the costs of goods sold

Note 3 Employee future benefits

For the three-month period			For the nine-month period
ended September 30,			ended September 30,
2006		2005	2006	2005

Net periodic expense for defined benefit pension plans	1,098	1,155	3,286	3,321
Net periodic expense for other employee future benefit plans	1,114	952	3,578	2,783
Net periodic expense for defined contribution pension plans	1,518	1,431	4,407	4,278

Note 4 Closure and restructuring costs

The following table provides a reconciliation of all closure and restructuring cost provisions related to the closure of the Montreal corrugated products plant and the restructuring activities of the Red Rock containerboard plant.

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Balance at beginning of period	226	74	3,356	-

Additional provision (a)	146	7,221	1,590	8,374
Severance payments	(38)	(687)	(4,537)	(1,410)
Other closure and restructuring costs payments	(43)	(205)	(118)	(561)

Balance at end of period	291	6,403	291	6,403

(a) Excluding non-cash items amounting to nil (2005- $1.856 million).
On August 30, 2006, the Company announced its intention to close its containerboard facility located at Red Rock for an indefinite period of time. As at September 30, 2006, the closing costs related to severances and pension plans have not been recorded on the face of the income statement as they cannot be assessed.

Notes to interim consolidated financial statements (continued)

(in thousands of Canadian dollars)
(unaudited)

Note 5 Business acquisitions

On October 11, 2005, the Company acquired the assets related to three Canadian corrugated products converting plants from SPB Canada Inc for an adjusted consideration of $71.868 million.

This transaction has been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since its acquisition date.
The allocation of the purchase price has been finalized but the purchase price is subject to adjustment.
The finalized allocation of the purchase price for the transaction is as follows:

Net assets acquired (liabilities assumed) :

SPB

Current assets	23,874
Property, plant and equipment	43,605
Other assets	1,067
Future income taxes	1,068
Customer list	7,501
Goodwill, tax deductible	7,180
Current liabilities	(8,402)
Other long-term liabilities	(4,025)
Purchase price	71,868
Cash and cash equivalent acquired	-
Total consideration net of cash and cash equivalents acquired	71,868

Note 6 Reclassified items

Certain reclassifications have been made to the prior quarterly's consolidated financial statements to conform to the presentation adopted in the current quarterly financial statements.

Supplemental non-GAAP measures

Operating income and operating income before depreciation and amortization are not measures of performance under Canadian or U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The Company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Net income (loss)	24,271	(10,946)	62,225	8,147
Share of income of equity-accounted investments	-	-	-	(464)
Income tax expense (recovery)	10,227	(9,168)	8,799	(1,099)
Financial costs
Interests	6,408	5,429	19,609	16,981
Amortization of financing costs	296	372	939	1,117
Foreign exchange loss (gain) on long-term debt	26	(6,237)	(4,358)	(3,635)
Operating income (loss)	41,228	(20,550)	87,214	21,047
Depreciation and amortization	18,465	18,935	57,710	57,824
Operating income (loss) before depreciation and amortization	59,693	(1,615)	144,924	78,871

Cash flow from operating activities	31,226	26,525	67,187	78,403
Changes in non-cash working capital components	9,153	(939)	24,699	4,217
Depreciation and amortization	(18,465)	(18,935)	(57,710)	(57,824)
Current income tax expense (recovery)	11,736	(3,468)	18,777	9,295
Interests	6,408	5,429	19,609	16,981
Unrealized gain (loss) on derivative financial instruments	(1,146)	(6,293)	7,986	(9,599)
Closure and restructuring costs	(146)	(9,077)	(1,590)	(10,230)
Payments of closure and restructuring costs	81	892	4,655	1,971
Other non cash adjustments	3,604	(358)	5,465	(523)
Loss (gain) on disposal of property, plant and equipment	(1,223)	(809)	(1,864)	6,163
Write-down on property, plant and equipment	-	(13,517)	-	(17,807)
Operating income (loss)	41,228	(20,550)	87,214	21,047
Depreciation and amortization	18,465	18,935	57,710	57,824
Operating income (loss) before depreciation and amortization	59,693	(1,615)	144,924	78,871

Shipments	-

Containerboard third party (in short tonnes)	148,094	165,181	473,994	492,771
Containerboard intersegment (in short tonnes)	203,479	191,154	596,468	590,568
Corrugated products (in thousands of square feet)	3,448,080	3,476,895	10,297,758	10,319,919